UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Bluegreen Vacations Holding Corporation

(Name of Issuer)

Class A Common Stock of $.01 par value

(Title of Class of Securities)

003830106

(CUSIP NUMBER)

Christopher D. Moore

Angelo, Gordon & Co, L.P.

245 Park Avenue, 26th Floor

New York, NY 10167

Tel. No.: (212) 692-2009

COPIES TO:

Jason Daniel

Akin Gump Strauss Hauer & Feld LLP

2300 N. Field Street

Suite 1800

Dallas, TX 75201

(214) 969-4209

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 003830106	13D

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,421,273
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,421,273
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,421,273
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.77%*
14	TYPE OF REPORTING PERSON* IA, PN

*

Based on 18,293,575 shares of Class A Common Stock of $.01 par value (“Common Stock”) of the Issuer outstanding as of August 2, 2021 as reported in the Issuer’s Form 10-Q filed with the SEC on August 4, 2021.

CUSIP No. 003830106	13D

1	NAME OF REPORTING PERSONS AG GP LLC (formerly AG Partners, LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,421,273
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,421,273
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,421,273
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.77%*
14	TYPE OF REPORTING PERSON* HC, OO

*

Based on 18,293,575 shares of Class A Common Stock of $.01 par value (“Common Stock”) of the Issuer outstanding as of August 2, 2021 as reported in the Issuer’s Form 10-Q filed with the SEC on August 4, 2021.

CUSIP No. 003830106	13D

1	NAME OF REPORTING PERSONS Josh Baumgarten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,421,273
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,421,273

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,421,273
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.77%*
14	TYPE OF REPORTING PERSON* IN, HC

*

Based on 18,293,575 shares of Class A Common Stock of $.01 par value (“Common Stock”) of the Issuer outstanding as of August 2, 2021 as reported in the Issuer’s Form 10-Q filed with the SEC on August 4, 2021.

CUSIP No. 003830106	13D

1	NAME OF REPORTING PERSONS Adam Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,421,273
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,421,273

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,421,273
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.77%*
14	TYPE OF REPORTING PERSON* IN, HC

*

Based on 18,293,575 shares of Class A Common Stock of $.01 par value (“Common Stock”) of the Issuer outstanding as of August 2, 2021 as reported in the Issuer’s Form 10-Q filed with the SEC on August 4, 2021.

AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D filed by (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG GP LLC (formerly AG Partners, LLC), a Delaware limited liability company (“AG GP”), (iii) JAMG LLC a Delaware limited liability company (“JAMG”), (iv) Josh Baumgarten and (iv) Adam Schwartz with the Securities and Exchange Commission (the “SEC”) on February 4, 2021, as amended by Amendment No. 1 to Schedule 13D, filed on March 25, 2021, Amendment No. 2 to Schedule 13D filed on April 22, 2021 and Amendment No. 3 to Schedule 13D filed on July 9, 2021 (the “Schedule 13D”).

This Amendment No. 4 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated to read as follows:

Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 18,293,575 shares of Common Stock outstanding as of August 2, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on August 4, 2021.

Angelo Gordon, in its capacity as investment manager to the Accounts, has sole power to vote 1,421,273 shares of Common Stock and the power to dispose of 1,421,273 shares of Common Stock held in the Accounts. As the general partner of Angelo Gordon, AG GP may be deemed to have the sole power to vote 1,421,273 shares of Common Stock and the power to dispose of 1,421,273 shares of Common Stock held in the Accounts. As the co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Baumgarten may be deemed to have shared power to vote 1,421,273 shares of Common Stock and the shared power to dispose of 1,421,273 shares of Common Stock held in the Accounts. As the co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Schwartz may be deemed to have shared power to vote 1,421,273 shares of Common Stock and the shared power to dispose of 1,421,273 shares of Common Stock held in the Accounts.

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and restated to read as follows:

On October 28, 2021, Angelo Gordon and the Issuer entered into an Addendum to Standstill Agreement whereby the Board granted approval for the Reporting Persons and their related persons to acquire additional Common Stock to increase their collective beneficial ownership in the Issuer; provided, however, that their collective beneficial ownership does not exceed 1,811,064 shares of the Issuer’s Class A Common Stock. Other than as described above, the Standstill Agreement shall remain in full force and effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2021

ANGELO, GORDON & CO., L.P.

By:	AG GP LLC
Its General Partner

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

AG GP LLC

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

JOSH BAUMGARTEN

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

ADAM SCHWARTZ

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact